ING Life Insurance and Annuity Company and its Variable Annuity Account B

and

ING Life Insurance and Annuity Company and its Variable Annuity Account C

and

ING Life Insurance and Annuity Company and its Variable Annuity Account G

Supplement dated August 18, 2004 to your current variable annuity Contract Prospectus, Contract Prospectus Summary, as applicable, and Statement of Additional Information

This supplement updates certain information contained in your current variable annuity Contract Prospectus, Contract Prospectus Summary, as applicable, and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus, Contract Prospectus Summary and SAI.

NOTICE OF FUND SUBSTITUTIONS

ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account B, Variable Annuity Account C and Variable Annuity Account G, as applicable (the "Separate Accounts") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Accounts invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The Substitute Funds.
Each of the Substitute Funds is a series of ING Partners, Inc. On August 13, 2004, the Board of Directors of ING Partners approved the creation of the ING Oppenheimer Strategic Bond Portfolio and changing other Substitute Fund's subadviser, name and investment policies and reducing other Substitute Fund's fees and expenses. These actions are necessary to meet the conditions of the substitutions and shall be effective prior to the effective date of the substitutions. The information about the Substitute Funds in this supplement reflects the actions as approved by the ING Partners Board of Directors.

Not all of the Replaced Funds may be available through your variable annuity contract. Please refer to your Contract Prospectus or Contract Prospectus Summary for the list of Replaced Funds available to you.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Janus Aspen Balanced Portfolio -- Institutional Shares	ING UBS U.S. Allocation Portfolio -- Initial Class (to be renamed the ING Van Kampen Equity and Income Portfolio -- Initial Class)
Janus Aspen Capital Appreciation Portfolio -- Service Shares	ING Alger Capital Appreciation Portfolio -- Initial Class (to be renamed the ING Salomon Brothers Large Cap Growth Portfolio -- Initial Class)
Janus Aspen Flexible Income Portfolio -- Institutional Shares	ING Oppenheimer Strategic Bond Portfolio -- Initial Class
Janus Aspen Growth Portfolio -- Institutional Shares	ING Alger Growth Portfolio -- Initial Class (to be renamed the ING American Century Select Portfolio -- Initial Class)
Janus Aspen Mid Cap Growth Portfolio -- Institutional Shares	ING Alger Aggressive Growth Portfolio -- Initial Class (to be renamed the ING T. Rowe Price Diversified Mid Cap Growth Portfolio -- Initial Class)
Janus Aspen Worldwide Growth Portfolio -- Institutional Shares	ING MFS Global Growth Portfolio -- Initial Class (to be renamed the ING Oppenheimer Global Portfolio -- Initial Class)
Janus Twenty Fund	ING Alger Capital Appreciation Portfolio -- Initial Class (to be renamed the ING Salomon Brothers Large Cap Growth Portfolio -- Initial Class)
Oppenheimer Global Securities Fund/VA	ING MFS Global Growth Portfolio -- Initial Class (to be renamed the ING Oppenheimer Global Portfolio -- Initial Class)
Oppenheimer Strategic Bond Fund/VA	ING Oppenheimer Strategic Bond Portfolio -- Service Class

Important Information about the Proposed Substitutions.

- Prior to the effective date of the substitutions you will receive another supplement which will indicate the effective date of the substitutions and reiterate your rights related to the substitutions. You will also receive a prospectus or one-page summary for each of the Substitute Funds.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to a subaccount which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your account value immediately before the substitutions will equal your account value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described below.
- The investment objective and policies of each Substitute Fund are substantially the same as the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described below.

Substitute Fund Fees and Expenses. The following table shows the investment advisory fees and other expenses charged annually by each of the Substitute Funds. The figures are a percentage of the average net assets of each fund as of the effective date of the substitutions as approved by the ING Partners Board of Directors. See the prospectuses or one-page summaries for the Substitute Funds for more information concerning these fees and expenses.

Fund Name	Management (Advisory) Fees	12b-1 Fees	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING American Century Select Portfolio -- Initial Class	0.64%	--	0.02%	0.66%	--	0.66%
ING Oppenheimer Global Portfolio -- Initial Class	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Bond Portfolio -- Initial Class	0.50%	--	0.04%	0.54%	--	0.54%
ING Oppenheimer Strategic Bond Portfolio -- Service Class	0.50%	--	0.29%[1]	0.79%	0.04%	0.75%[2]
ING Salomon Brothers Large Cap Growth Portfolio -- Initial Class	0.70%	--	0.17%	0.87%	--	0.87%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio -- Initial Class	0.64%	--	0.02%	0.66%	--	0.66%
ING Van Kampen Equity and Income Portfolio -- Initial Class	0.55%	--	0.02%	0.57%	--	0.57%

1   Included in Other Expenses is a shareholder services fee of 0.25% of the average daily net assets of Service Class shares to compensate insurance companies, broker dealers or other financial intermediaries that provide administrative services relating to the Service Class shares and their shareholders.

2   The Fund's Adviser has contractually agreed to waive a portion of its service fees and/or reimburse service related expenses so that the Net Annual Expenses shall not exceed 0.75% (for Service Class shares) for at least two years from the effective date of the substitution.

Certain of the subadvisers for the Substitute Funds have voluntarily agreed to pay for or reimburse the Company or its affiliates for certain printing, mailing, transaction and/or transition costs associated with the substitutions. These payments are not disclosed in the Fund Fees and Expenses Table above, and they do not increase directly or indirectly the fees and expenses you will pay as a consequence of the substitutions.

Substitute Fund Investment Advisers/Subadvisers and Investment Objectives. The following table lists the investment advisers and subadvisers and information regarding the investment objectives of the Substitute Funds. More detailed information about these funds can be found in the current prospectus, one-page summary and statement of additional information for each fund.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING American Century Select Portfolio	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term capital growth.
ING Oppenheimer Global Portfolio	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Bond Portfolio	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Salomon Brothers Large Cap Growth Portfolio	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Van Kampen Equity and Income Portfolio	ING Life Insurance and Annuity Company Subadviser: Morgan Stanley Investment Management Inc. (doing business as Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.